SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

Prudential plc

US Interim financial statements for the period ended 30 June 2010

The US interim financial statements for the period ended 30 June 2010 have been submitted to the National Storage Mechanism, and will shortly be available for inspection at www.Hemscott.com/nsm.do

The document is also available on Prudential’s website www.prudential.co.uk

Contact name for Enquiries

Anneka Kingan, Group Secretariat

020 7548 3807

Company official responsible for making notification

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America